SUBSCRIPTION AGREEMENT

between

BT DE INVESTMENTS INC.

and ORGANIGRAM HOLDINGS INC.

March 10, 2021

(i)

ADDENDA

Schedule A Representations and Warranties of the Company

Schedule B Representations and Warranties and Acknowledgements of the Purchaser

(ii)

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT dated March 10, 2021 (this "Agreement") is made by and between BT DE Investments Inc., a corporation existing under the Laws of the State of Delaware (the "Purchaser"), and Organigram Holdings Inc., a corporation existing under the Act (the "Company").

RECITALS:

A. The Purchaser wishes to subscribe for and purchase from the Company, and the Company wishes to issue and sell to the Purchaser, on a private placement basis (the "Investment"), 58,336,392 Common Shares (collectively, the "Subscription Shares") at a price of $3.792 per Subscription Share (the "Per Share Subscription Price"), for an aggregate subscription price in respect of such Subscription Shares of $221,211,598.46 (such aggregate amount, the "Subscription Price").

B. The Purchaser and the Company wish to enter into this Agreement to record their agreement in respect of the Investment.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by the Parties, the Parties hereby agree as follows:

Section 1.1 Definitions.

ARTICLE 1
DEFINITIONS AND INTERPRETATION

Whenever used in this Agreement, the following terms shall have the meanings set forth below:

"Act" means the Canada Business Corporations Act. "Affiliate" has the meaning ascribed to such term in NI 45-106.

"Agreement" has the meaning ascribed to such term in the preamble to this Agreement. "Allocated Investment Proceeds" means $31,109,048.

"Anti-Corruption Laws" means the Corruption of Foreign Public Officials Act (Canada) and any other analogous Laws.

"Anti-Spam Laws" means an Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada) and any other analogous Laws.

"Authorization" means, with respect to any Person, any Order, license, permit, certification, approval, registration, consent, authorization, clearance, franchise, qualification, filing, privilege, variance or exemption issued or granted by, or any Contract with, any Governmental Authority having jurisdiction over such Person and/or any of its assets, as the same may have been, or may from time to time be, amended, supplemented or replaced.

"Bankruptcy Event" means, with respect to any Person, such Person: (1) committing an act of bankruptcy; (2) becoming insolvent; (3) proposing a compromise or arrangement to creditors generally; (4) a bankruptcy or receivership Order being granted by a court of competent jurisdiction against it; (5) making a voluntary assignment in bankruptcy; (6) taking any proceedings

(a) with respect to a compromise or arrangement, (b) to be declared bankrupt or wound-up, or (c) to have a receiver appointed for all or any of its property; or (7) having any execution or distress become enforceable against or levied upon all or any of its assets; in each case, under or pursuant to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors' rights generally.

"Bankruptcy Laws" means, collectively, all bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors' rights generally.

"BMO" means Bank of Montreal.

"Board" means the board of directors of the Company, as the same may be constituted from time to time.

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in Toronto, Ontario, Moncton, New Brunswick, New York City, New York or London, United Kingdom are authorized or required by Law to close.

"Business Sustainability Breach" means, in respect of private business dealings or in dealings with the public or government sector (whether in relation to the affairs of the Company or any of its Subsidiaries or the affairs of the customers or suppliers or contacts of the Company or any of its Subsidiaries), whether directly or indirectly, any of:

(1) giving, making, offering or receiving or agreeing to give, make, offer or receive any payment, gift or other advantage which would violate any Anti-Corruption Laws;

(2) receiving, agreeing or attempting to receive the benefits of or profits from a crime or agreeing to assist any Person to retain the benefits of or profits from a crime; and

(3) involvement in or attempted involvement in modern slavery or human trafficking or agreeing or attempting to assist any Person that is involved in modern slavery or human trafficking in any activity which would violate Human Trafficking Laws.

"Canadian Securities Regulators" means, collectively, the securities commissions or other securities regulatory authorities in each of the Qualifying Jurisdictions.

"Cannabis" has the meaning ascribed to such term in the Cannabis Act, and includes: (1) all living or dead material, plants, seeds, plant parts or plant cells from any cannabis species or subspecies (including sativa, indica and ruderalis), including wet and dry material, trichomes, oil and extracts from  cannabis  (including  cannabinoid  or  terpene  extracts  from  the  cannabis  plant);    and

(2) biologically or synthetically synthesized analogs of cannabinoids extracted from the cannabis plant using micro-organisms, including: (a) cannabis and marijuana or marihuana (as such term is defined under Law, including the Cannabis Act); and (b) "industrial hemp" (as such term is defined in the Industrial Hemp Regulations issued under the Cannabis Act or other Laws).

"Cannabis Act" means the Cannabis Act (Canada).

"Cannabis Authorizations" means all Authorizations issued or granted, or required to be issued or granted, to a Person under or pursuant to Cannabis Laws, including all Contracts with Governmental Authorities thereunder or relating thereto.

"Cannabis Laws" means all Laws and Contracts with Governmental Authorities, and all other statutory requirements, relating to Cannabis, including the Cannabis Act and all Cannabis Authorizations.

"Change of Control" means:

(1) any acquisition, purchase, subscription or sale (or any lease, long-term supply agreement, exclusive licensing agreement or other arrangement having the same economic effect as an acquisition, purchase or sale), direct or indirect, of:

(a) assets of the Company and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue of the Company and its Subsidiaries, taken as a whole; or

(b) 20% or more of any voting or equity securities of the Company or any of its Subsidiaries (or rights or interests in such voting or equity securities, including convertible securities that, if exercised or converted would result in a Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of the Company or one or more of its Subsidiaries);

(2) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or similar transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of the Company or one or more of its Subsidiaries;

(3) any plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving the Company or any of its Subsidiaries that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of the Company or one or more of its Subsidiaries or any successor entity upon completion; or

(4) any other transaction or series of related or unrelated transactions involving the Company and/or any of its Subsidiaries that has a substantially similar effect as any of the foregoing.

"Claim" means any cause of action, action, claim, demand, lawsuit, audit, proceeding or arbitration (including, for greater certainty, any proceeding or investigation by a Governmental Authority).

"Closing" means the closing of the transaction of purchase and sale of the Subscription Shares pursuant to this Agreement.

"Collaboration Agreement" means the Collaboration Agreement entered into contemporaneously herewith between the Purchaser and the Company in respect of the Product Development Collaboration.

"Common Shares" means the common shares in the capital of the Company. "Company" has the meaning ascribed to such term in the preamble to this Agreement.

"Company Fundamental Representations" means, collectively, the representations and warranties relating to the Company and its Subsidiaries in the following Sections of Schedule A: Section (1) (Incorporation and Organizational Matters), Section (2) (Corporate Authorization, Qualification and Power), Section (3) (Execution and Binding Obligation), Section (4) (Authorized and Issued Capital), Section (5) (No Bankruptcy), Section (6) (Organizational Structure and Ownership of Subsidiaries), Section (8) (No Prospectus), and Section (9) (Subscription Shares Issued as Fully Paid).

"Company Intellectual Property" means Intellectual Property owned by, licensed to or used by the Company or any of its Subsidiaries.

"Company DSU" means a deferred share unit issued or issuable pursuant to the Equity Incentive Plans, as the context requires.

"Company Option" means an option to purchase Common Shares issued or issuable pursuant to the Equity Incentive Plans, as the context requires.

"Company PSU" means a preferred share unit issued or issuable pursuant to the Equity Incentive Plans, as the context requires.

"Company RSU" means a restricted share unit issued or issuable pursuant to the Equity Incentive Plans, as the context requires.

"Company Shareholders" means, collectively, all Persons that own and/or control, directly or indirectly, Shares, and "Company Shareholder" means any one of them, as the context requires.

"Company Warrant" means a warrant to purchase Common Shares pursuant to the terms of the Contract governing the issuance or grant thereof.

"Confidential Information" means, with respect to the Company and its Subsidiaries, on the one hand, and the Purchaser and its Affiliates, on the other hand, all confidential or proprietary information, intellectual property and confidential facts relating to the business and affairs of the Company and its Subsidiaries, on the one hand, or the Purchaser and its Affiliates, on the other hand, respectively, including their respective customers, products, services, technology, trade secrets, know-how, systems and operations; provided, that "Confidential Information" does not include any information that: (1) is or becomes generally available to the public other than as a result of disclosure, directly or indirectly, by the Purchaser or any of its Affiliates or any of their respective Representatives, on the one hand, or the Company or any of its Subsidiaries or any of their respective Representatives, on the other hand, in violation of Section 7.13; (2) is or becomes available to the Purchaser or its Affiliates or any of their respective Representatives, on the one hand, or the Company or any of its Subsidiaries or any of their respective Representatives, on the other hand, on a non-confidential basis from a source other than the other or any of its Representatives, as applicable, unless the applicable Person knew, after reasonable inquiry, that such source was prohibited from disclosing the information to it by a contractual, fiduciary or other legal obligation; or (3) the Purchaser, on the one hand, or the Company, on the other hand, can show was independently acquired or developed by or on behalf of the Purchaser or any of its Affiliates or any of their respective Representatives, on the one hand, or by the Company or any of its Subsidiaries or any of their respective Representatives, on the other hand, prior to the disclosure by or on behalf of the other of, and without the use of any, Confidential Information.

"Contract" means any agreement, indenture, contract, lease, deed of trust, license, option, instruments, arrangement, obligation, understanding or other commitment, in each case, whether written or oral.

"COVID Program" has the meaning ascribed to such term in Section (24)(e) of Schedule A.

"Credit Agreement" means the amended and restated credit agreement dated as of November 27, 2020 by and among the Company, BMO, as administrative agent, and the Lenders party thereto.

"Data Protection Authority" means any Governmental Authority responsible for the enforcement of Data Protection Laws.

"Data Protection Laws" means all Laws relating to privacy and/or the processing of Personal Data, including PIPEDA and any similar or analogous Laws of any other jurisdiction.

"Disclosure Letter" means the disclosure letter delivered by the Company to the Purchaser concurrently with the execution of this Agreement.

"Disclosure Record" means, collectively, all documents publicly filed by the Company on under Securities Laws, whether on SEDAR in Canada or on EDGAR in the United States.

"DRS" has the meaning ascribed to such term in Section 2.1(2).

"EDGAR" means the Electronic Data Gathering, Analysis and Retrieval system of the SEC.

"Employee Plans" has the meaning ascribed to such term in Section (24)(j) of Schedule A.

"Encumbrance" means, with respect to any property or asset, any mortgage, lien (statutory or otherwise), pledge, charge, security interest, hypothec, prior Claim, occupancy right, right of first refusal or offer, adverse Claim, lease, easement, license, option, title retention agreement or arrangement, conditional sale, deemed or statutory trust, restrictive covenant or other encumbrance of any nature, in each case, whether contingent or absolute.

"Environmental Laws" means all Laws and Contracts with Governmental Authorities, and all other statutory requirements, relating to public health, the protection of the environment, or the generation, transportation, storage, treatment or disposal of any Hazardous Materials, and all Authorizations issued or granted pursuant to or under such Laws, Contracts and other statutory requirements.

"Equity Incentive Plans" means, collectively, all plans of the Company and/or any of its Subsidiaries in effect from time to time pursuant to which securities of the Company and/or any of its Subsidiaries may be issued, or options or other securities convertible or exercisable into, or exchangeable for, securities of the Company and/or any of its Subsidiaries may be granted, to the Persons set out therein (including the equity incentive plan approved by the Company Shareholders at the annual and special meeting of the Company Shareholders held on February 25, 2020).

"Financial Statements" means, collectively, the: (1) audited consolidated financial statements of the Company and its Subsidiaries as at and for the years ended August 31, 2020 and August 31, 2019, including the notes thereto together with any auditor's report thereon as at and for the periods included therein; and (2) unaudited consolidated financial statements of the Company and its Subsidiaries as at and for the period ended November 30, 2020.

"Governmental Authority" means:

(1) any domestic or foreign government, whether national, federal, provincial, state, regional, territorial, municipal or local (whether administrative, legislative, executive or otherwise);

(2) any domestic or foreign agency, authority, ministry, department, regulatory authority, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government, including Health Canada and other applicable regulatory authorities with oversight of the Cannabis industry and any business or operations within the Cannabis industry generally;

(3) any court, commission, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions, including the Securities Regulators; and/or

(4) the TSX, NASDAQ and any other stock or securities exchange.

"Hazardous Materials" means, collectively, petroleum, petroleum hydrocarbons, petroleum products or petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, mould, lead or lead- containing materials, and polychlorinated biphenyls, and any other chemical, material, natural or artificial substance, waste or thing (whether in a solid, gas, liquid, gas, vapour or other form) in any amount or concentration that is: (1) now or hereafter becomes defined as or included in the definition of "hazardous substances", "hazardous materials", "hazardous wastes", "extremely hazardous wastes", "restricted hazardous wastes", "toxic substances", "toxic pollutants", "pollutants", "deleterious substances", "dangerous goods", "corrosive substances", "regulated substances", "solid wastes" or "contaminants" or words of similar import under any Environmental Laws; or (2) otherwise regulated under or for which liability can be imposed under Environmental Laws, or that is capable (alone or in combination) of causing harm to humans or any other living organism, or of damaging the environment or public health or welfare (including controlled, clinical, special or hazardous waste, polluting, toxic or dangerous substances, radiation, noise, vibration, electricity and heat).

"Human Trafficking Laws" means the Modern Slavery Act 2015 (United Kingdom), the Criminal Code of Canada and the Immigration and Refugee Protection Act (Canada) and any other analogous Laws.

"IFRS" means the International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), interpretations issued by the International Financial Reporting  Interpretations  Committee, International Accounting Standards issued by the International Accounting Standards Committee and the interpretations issued by the Standing Interpretations Committee.

"Indebtedness" means, with respect to any Person, without duplication: (1) all indebtedness for borrowed money; (2) that portion of obligations with respect to capital leases that is properly classified as a liability on a balance sheet prepared in conformity with IFRS; (3) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money; (4) any obligation owed for all or any part of the deferred purchase price of property or services; (5) all indebtedness secured by any Encumbrance on any property or asset owned or held by such Person regardless of whether the indebtedness secured thereby shall have been assumed by such Person or is non-recourse to the credit of such Person; (6) the face amount of any letter of credit or banker's acceptance issued or accepted, as the case may be, for the account of such Person or as to which such Person is otherwise liable for reimbursement of drawings or otherwise; (7) the direct or indirect guarantee, endorsement (otherwise than for collection or deposit in the Ordinary Course), co-making, discounting with recourse or sale with recourse by such Person of the obligation of another Person (or such Person in a different capacity); (8) any obligation of such Person the primary purpose or intent of which is to provide assurance to an obligee that the obligation of the obligor thereof will be paid or discharged, or any Contract relating thereto will be complied with, or the holders thereof will be protected (in whole or in part) against loss in respect thereof; (9) all obligations of such Person in respect of which interest charges are customarily paid; and (10) all net obligations, determined on a marked-to- market-basis, of such Person in respect of any exchange traded or over the counter derivative transaction, whether entered into for hedging or speculative purposes or otherwise.

"Information" means, collectively: (1) know-how (including trade secrets and other unpatented or unpatentable proprietary or Confidential Information, systems or procedures); (2) computer software, inventions, designs and other industrial or intellectual property of any nature whatsoever; (3) any information of a scientific, technical, or business nature; (4) pharmacological, medicinal chemistry, biological, chemical, biochemical, toxicological and clinical test data, analytical and quality control data and stability data; (5) process, horticultural and development information, results and data; (6) research, developmental, and demonstration work; (7) data and data files; and (8) all other information, methods, processes, formulations and formulae. For greater certainty, "Information": (a) may be embodied in or on any media, including hardware, software and/or documentation; (b) includes inventions to the extent such inventions are not included in Intellectual Property Rights; and (c) may include elements of public or non-proprietary information (provided, that the compilation of such public or non-proprietary information with or without other proprietary information results in such compilation being considered as proprietary to the Person compiling such information).

"Intellectual Property" means, collectively, all Intellectual Property Rights and Information.

"Intellectual Property Rights" means, collectively, all intellectual property rights as recognized under the Laws of Canada or any other countries or jurisdictions, including rights in and to Patents, Trademarks, copyrights, industrial designs and other intellectual property, and includes all applications or registrations, including any continuations, continuations in part, reissues, re- examinations, renewals and extensions thereof and amendments thereto, and rights to apply in any or all countries of the world for such registrations and applications, rights to bring a Claim, at law, in equity or otherwise, for any past, present and/or future infringement, violation or misappropriation, rights and privileges arising under Laws, and other industrial or intellectual property rights of the same or similar effect or nature in any jurisdiction relating to the foregoing throughout the world, and all goodwill associated with the foregoing.

"Investment" has the meaning ascribed to such term in the recitals to this Agreement.

"Investor Rights Agreement" means the Investor Rights Agreement entered into between the Purchaser and the Company in connection with the Closing.

"Law" means any and all applicable: (1) foreign or domestic constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, municipal bylaw, Order or other requirement having the force of law; (2) policy, practice, protocol, standard or guideline of any Governmental Authority which, although not necessarily having the force of law, is regarded by such Governmental Authority as requiring compliance as if it had the force of law; and (3) rule of the TSX, NASDAQ and any other stock or securities exchange on which the Company has applied to list its securities or on which its securities are listed and/or traded.

"Leased Real Property" means, collectively all leasehold or sub-leasehold estates and other rights to license, use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property held by the Company or any of its Subsidiaries.

"Lenders" means, collectively, BMO, Canadian Western Bank, Concentra Bank and Farm Credit Canada.

"Losses" has the meaning ascribed to such term in Section 6.2.

"Material Adverse Effect" means any change (including a decision to implement such a change made by the Board or by senior management of the Company who believe that confirmation of the decision of the Board is probable), event, occurrence, violation, inaccuracy, circumstance, development or effect that is, individually or in the aggregate, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, assets (including intangible assets), capitalization, liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of the Company and/or its Subsidiaries, taken as a whole, except any such change, event, occurrence, violation, inaccuracy, circumstance, development or effect resulting from or arising in connection with:

(1) any change, development or condition in or relating to global, national or regional political conditions or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial, debt, commodities or capital markets;

(2) any change in the credit, debt, financial or capital markets, or changes in interest or exchange rates, in each case, in Canada and/or the United States;

(3) any change or proposed change in Laws affecting the Company or any of its Subsidiaries or their customers, or changes, or the adoption, proposal or implementation of changes, in IFRS, or the interpretation of any of the foregoing;

(4) any national or international disasters, calamities, emergencies, the continuation or escalation of the COVID-19 pandemic, or any military conflict, outbreak or escalation of hostilities, declared or undeclared war, or act of foreign or domestic terrorism; or

(5) the execution of this Agreement and the public announcement of the transactions contemplated hereby in compliance with the terms of this Agreement and the other Transaction Agreements; provided, that: (a) that with respect to clauses (1) through (4) above, such matter does not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable Persons operating in the industries and businesses in which the Company and its Subsidiaries operate; and (b) references in this Agreement and the other Transaction Agreements to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a "Material Adverse Effect" has occurred.

"Material Contract" has the meaning ascribed to such term in Section 21(a)(x) of Schedule A.

"Misrepresentation" has the meaning ascribed to such term in Securities Laws.

"Money Laundering Laws" has the meaning ascribed to such term in Section 13 of Schedule A.

"NASDAQ" means the Nasdaq Global Select Market.

"NASDAQ Notification" means the notification provided to NASDAQ in respect of the Company's listing of the Subscription Shares on NASDAQ.

"NI 45-106" means National Instrument 45-106 - Prospectus Exemptions.

"NI 51-102" National Instrument 51-102 - Continuous Disclosure Obligations.

"NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings.

"Non-Allocated Investment Proceeds" means an amount equal to: (1) the Subscription Price; less (2) the Allocated Investment Proceeds.

"Notice" has the meaning ascribed to such term in Section 7.3(1).

"OFAC" means the Office of Foreign Assets Control of the Department of Treasury of the United States.

"OHSA" has the meaning ascribed to such term in Section 24(g) of Schedule A.

"Order" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

"Ordinary Course" means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of normal operations of such Person.

"Owned Real Property" means, collectively, all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries.

"Parties" means, collectively, the Purchaser and the Company, and "Party" means any one of them, as context requires.

"Patents" means, collectively, all patents and applications arising or under the Laws of Canada, the United States or any other jurisdiction, country or region, including national and regional patents and applications and international patent applications, including, without limitation: (1) patent applications and issued patents therefor, and equivalent rights under the Patent Act (Canada) and the Patent Act (United States), including (a) utility patents, design patents, originals, provisionals, non-provisionals, divisionals, reissues, renewals, re-examinations, continuations, continuations-in-part, continuing prosecution applications, requests for continuing examinations and extensions, and applications for the foregoing, and (b) patent applications and issued patents for plant patents; (2) applications and issued registrations for plant varietals, including applications and registrations under the Plant Breeders' Rights Act (Canada) and the Plant Variety Protection Act (United States); (3) national and multinational counterparts of such patent and plant varietal applications, and issued patents or registrations applied for or registered in any and/or all countries of the world; (4) all rights to claim priority from and to apply in any and/or all countries of the world for such applications and issued patents or registrations, including all rights provided by multinational treaties or conventions for any of the foregoing; and (5) inventions and plant varietals described in any such applications and issued patents or registrations, including those that are included in any claim, capable of being reduced to a claim or could have been included as a claim in any such pending patent applications and issued patents.

"Permitted Encumbrances" means, collectively, the Encumbrances described in Section 1.1 of the Disclosure Letter under the heading "Permitted Encumbrances", but only to the extent that any such Encumbrance conforms to the description thereof in Section 1.1 of the Disclosure Letter under the heading "Permitted Encumbrances" and has been complied with by the Company and/or its Subsidiaries in all material respects in accordance with the terms thereof.

"Per Share Subscription Price" has the meaning ascribed to such term in the recitals to this Agreement.

"Person" means any individual, corporation, partnership, limited partnership, firm, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

"Personal Data" means any "personal information" (within the meaning of PIPEDA), and any other information relating to an identifiable Person that can be directly or indirectly identified in particular by reference to an identifier.

"PIPEDA" means the Personal Information Protection and Electronic Documents Act (Canada).

"Public Official" means any individual (whether appointed or elected) holding a legislative, administrative, or judicial office, including any individual employed by or acting on behalf of a public agency, a public enterprise (including any officer or employee of a state-owned or state- operated entity) or a public international organisation.

"Publicly Available Software" means, collectively: (1) any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as "free software" or "open source software" (e.g., Linux), or pursuant to "open source," "copyleft" or similar licensing and distribution models; and (2) any software that requires as a condition of use, modification and/or distribution of such software that such software or other software incorporated into, derived from, or distributed with such software be (a) disclosed or distributed in source code form, (b) licensed for the purpose of making derivative works or (c) redistributable at no or minimal charge.

"Purchaser" has the meaning ascribed to such term in the preamble to this Agreement.

"Purchaser Board Nominees" means, collectively, the Purchaser's nominees to the Board from time to time as contemplated in the Investor Rights Agreement, which initial Purchaser Board Nominees shall be the individuals set forth in Section 1.1 of the Disclosure Letter under the heading "Initial Purchaser Board Nominees".

"Purchaser Indemnified Persons" has the meaning ascribed to such term in Section 6.2.

"Product Development Collaboration" means the collaboration between the Purchaser and the Company (and one or more of their respective Affiliates) contemplated in the Collaboration Agreement.

"Product Development Collaboration Budget" means the budget relating to the Product Development Collaboration agreed to by the Purchaser and the Company and annexed to the Collaboration Agreement, as the same may be amended from time to time by mutual agreement of the Parties.

"Qualifying Jurisdictions" means, collectively, all of the provinces and territories of Canada.

"Registered Company Intellectual Property" has the meaning ascribed to such term in Section 27(b) of Schedule A.

"Regulation S" means Regulation promulgated under the U.S. Securities Act.

"Regulatory Approvals" means, collectively: (1) the TSX Conditional Approval; and (2) any other consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and/or filing with, any Governmental Authority, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Authority, in each case, in connection with the Investment and the transactions contemplated under this Agreement and the other Transaction Agreements, as determined by the Purchaser, acting reasonably.

"Representative" means, with respect to any Person, such Person's directors, officers, employees, agents, consultants, insurers, financing sources, legal counsel, accountants, advisors and other representatives.

"Sanctioned Country" means a country or territory that is the subject of comprehensive country- wide or territory-wide Sanctions from time to time. As of the date hereof, Sanctioned Country means each of the following: Cuba, Iran, North Korea, Syria and the territory of Crimea.

"Sanctions" means any trade, anti-terrorism, economic or financial sanctions Laws, regulations, embargoes or restrictive measures administered, enacted or enforced from time to time by a Sanctions Authority.

"Sanctions Authority" means: (1) the United States; (2) the European Union; (3) the United Kingdom; (4) the United Nations; (5) Canada; and (6) any government and official institution or agency of the foregoing, including OFAC, the US Department of State, Her Majesty's Treasury, the Minister of Foreign Affairs (Canada) and the Governor in Council (Canada).

"Sanctions List" means the Specially Designated Nationals and Blocked Persons List and the Sectoral Sanctions Identification List maintained by OFAC, the Consolidated List of Financial Sanctions Targets maintained by Her Majesty's Treasury, regulations made under the Special Economic Measures Act (Canada), the  United Nations Act (Canada), the Criminal Code (Canada), the Sergei Magnitsky Law (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada) or any similar list maintained by, or public announcement of a Sanctions designation made by, a Sanctions Authority.

"Schedule" means a schedule attached to and forming an integral part of this Agreement.

"SEC" means the U.S. Securities and Exchange Commission and any other U.S. Governmental Authority administering the U.S. Securities Act and the U.S. Exchange Act at the time.

"Securities Laws" means, collectively, the securities Laws of each of the provinces and territories of Canada, the U.S. Securities Act, the U.S. Exchange Act, and the respective regulations, instruments and rules made thereunder, together with all applicable published policy statements, notices, blanket orders and rulings of the Securities Regulators, including the applicable rules and requirements of the TSX, NASDAQ, and any stock or securities exchange on which the Company has applied to list its securities or on which its securities are listed and/or traded.

"Securities Regulators" means, collectively, the Canadian Securities Regulators and the SEC. "SEDAR" means the System for Electronic Document Analysis and Retrieval.

"Shares" means all shares in the capital of the Company, including Common Shares and any other shares in the capital of the Company authorized and/or issued and outstanding from time to time.

"Subscription Price" has the meaning ascribed to such term in the recitals to this Agreement.

"Subsidiaries" has the meaning ascribed to such term in the Act and, with respect to the Company on the date hereof, includes the subsidiaries of the Company set out in Section 3.1(6)(a) of the Disclosure Letter under the heading "Subsidiaries", and "Subsidiary" means any one of them, as the context requires.

"Tax Act" means the Income Tax Act (Canada).

"Tax Returns" means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form), including any amendments, schedules, attachments, supplements, appendices and/or exhibits thereto, as applicable, made, prepared, filed or required by a Governmental Authority to be made, prepared or filed by Law in respect of Taxes.

"Taxes" means any and all: (1) taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and other pension plan premiums or contributions imposed by any Governmental Authority; (2) interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described in clause (1) or this clause (2); (3) any liability for the payment of any amounts of the type described in clauses (1) or (2) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (4) any liability for the payment of any amounts of the type described in clauses (1) or (2) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any Person.

"Trademarks" means all trade or brand names, business names, trademarks, service marks, certification marks, logos, slogans, corporate names, uniform resource locators, domain names, trading styles, commercial symbols and other source and business identifiers, trade dress, distinguishing guises, tag lines, designs and general intangibles of like nature, whether or not registered or the subject of an application for registration and whether or not registrable and all goodwill associated therewith.

"Transaction Agreements" means, collectively, this Agreement, the Collaboration Agreement, the Investor Rights Agreement, and all agreements, certificates and other instruments delivered pursuant hereto and thereto.

"TSX" means the Toronto Stock Exchange.

"TSX Conditional Approval" means the conditional approval of the TSX dated as of February 22, 2021, conditionally approving the listing of the Subscription Shares on the TSX and the other transactions contemplated by this Agreement.

"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

"U.S. Exchange Act" means the U.S. Securities Exchange Act of 1934.

"U.S. person" has the meaning ascribed to such term in Rule 902 of Regulation S. "U.S. Securities Act" means the U.S. Securities Act of 1933.

Section 1.2    Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

Section 1.3    Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections, and the insertion of headings, are for convenience of reference only and do not affect the interpretation of this Agreement.

Section 1.4    Currency.

All references in this Agreement to dollars or to $ are expressed in Canadian currency unless otherwise specifically indicated.

Section 1.5    Certain Phrases, etc.

In this Agreement, unless otherwise specified:

(1) the words "including", "includes" and "include" mean "including (or includes or include) without limitation";

(2) the phrase "the aggregate of", "the total of", "the sum of" or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of";

(3) the words "Article", "Section", "Schedule" and "Exhibit" followed by a number mean and refer to the specified Article, Section, Schedule or Exhibit of this Agreement; and

(4) in the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

Section 1.6 Knowledge of the Company.

Where any representation or warranty contained in this Agreement is qualified by reference to the "knowledge of the Company", it refers to the actual knowledge of Gregory Engel, Paolo De Luca, Tim Emberg, Helen Martin, Derrick West, Amy Schwalm, Erin McClure and Christy Zhou, in each case, without personal liability and after reasonable inquiry.

Section 1.7 Accounting Terms.

All accounting terms not specifically defined in this Agreement are to be interpreted in accordance with IFRS.

Section 1.8 Schedules.

The Schedules attached to this Agreement form an integral part of this Agreement for all purposes hereof.

Section 1.9 Company Covenants and Agreements.

All covenants or agreements contained in any Transaction Agreement on the part of the Company shall also apply to its Subsidiaries, mutatis mutandis, and each such covenant or agreement shall be construed as a covenant by the Company to cause (to the fullest extent permitted by Law) such Subsidiary to perform or not perform the required action, as applicable, in accordance with the terms of such covenant or agreement, mutatis mutandis.

Section 1.10    References to Persons and Agreements.

Any reference in this Agreement to a Person includes its heirs, administrators, executors, legal representatives, successors and permitted assigns, as applicable. Except as otherwise provided in this Agreement, the term "Agreement" and any reference to this Agreement, or to any other agreement, document or other instrument, includes, and is a reference to, this Agreement or such other agreement, document or other instrument, as the same may have been, or may from time to time be, amended, restated, replaced, supplemented or novated, and includes all schedules hereto.

Section 1.11  Statutes.

Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute, and all rules and regulations made thereunder, as the same may have been, or may from time to time be, amended, re-enacted or replaced.

Section 1.12  Non-Business Days.

Whenever payments are to be made, or an action is to be taken, on a day which is not a Business Day, such payment shall be made, or such action shall be taken, on or not later than the next succeeding Business Day.

Section 1.13  No Presumption.

This Agreement is the product of negotiation by the Parties having the assistance of counsel and other advisers. It is the intention of the Parties that neither Party shall be presumed to be the drafter hereof and that this Agreement not be construed more strictly with the regard to one Party than to the other Party.

ARTICLE 2

PURCHASE AND SALE OF SUBSCRIPTION SHARES

Section 2.1 Purchase and Sale of Subscription Shares.

(1) In reliance upon the representations and warranties of the Company set forth in Schedule A, the Purchaser hereby subscribes for, and the Company hereby issues to the Purchaser, the Subscription Shares, free and clear of all Encumbrances other than Encumbrances under (a) Securities Laws and (b) the Investor Rights Agreement.

(2) The Subscription Shares shall be issued contemporaneously herewith to the Purchaser by way of the direct registration system ("DRS") registered in the name of the Purchaser (or in such other name as the Purchaser shall have notified the Company in writing not less than one Business Day prior to the date hereof).

Section 2.2 Subscription Price.

(1) Contemporaneously herewith  the Purchaser shall pay or cause to be paid to the Company an amount in cash equal to the Subscription Price by wire transfer of immediately available funds to such account(s) of the Company designated in writing by the Company prior to the date hereof.

Section 2.3 Use of Proceeds and Segregated Bank Account.

(1) Use of Allocated Investment Proceeds - Unless otherwise consented to in writing by the Purchaser in advance (such consent not to be unreasonably withheld or delayed), the Company acknowledges and agrees that: (a) a portion of the proceeds from the Subscription Price equal to the Allocated Investment Proceeds will be used by the Company and/or its Affiliates solely for the purposes of fulfilling their respective obligations in connection with the Product Development Collaboration pursuant to the Collaboration Agreement, as set out in the Collaboration Agreement and the Project Development Collaboration Budget, as applicable, and not for any other purpose; (b) at or immediately following Closing, the Company shall deposit in a segregated bank account of the Company, from the proceeds of the Subscription Price, an amount equal to the Allocated Investment Proceeds; and (c) the Company shall withdraw funds from such segregated bank account only in the agreed amounts, and in accordance with the agreed sequence and timing, set out in the Collaboration Agreement and the Product Development Collaboration Budget, as applicable.

(2) Use of Non-Allocated Investment Proceeds - Unless otherwise consented to in writing by the Purchaser in advance (which consent may be withheld or delayed in the Purchaser's discretion), the Parties acknowledge and agree that the Non-Allocated Investment Proceeds shall be used by the Company for general corporate purposes; provided, that the Non-Allocated Investment Proceeds shall not be used, in whole or in part, for any of the following: (a) the payment of any dividend or other distribution on or in respect of the Shares or any other securities in the capital of the Company; (b) the repurchase, redemption or retraction of Shares or any other securities in the capital of the  Company;

(c) the repayment of any Indebtedness of the Company or any of its Subsidiaries; or (d) the payment of bonuses, incentive payments or other similar amounts to directors, officers, members of management, employees or consultants of the Company or any of its Subsidiaries other than in the Ordinary Course.

ARTICLE 3
REPRESENTATION AND WARRANTIES

Section 3.1 Representations and Warranties of the Company.

The Company represents and warrants to the Purchaser as set out in Schedule A as of the date hereof, and acknowledges that the Purchaser and/or its Affiliates, as applicable, is relying on such representations and warranties in connection with entering into the Transaction Agreements and consummating the transactions contemplated thereby.

Section 3.2 Representations and Warranties of the Purchaser.

The Purchaser represents and warrants to the Company as set out in Schedule B as of the date hereof, and acknowledges that the Company and/or its Affiliates, as applicable, is relying on such representations and warranties in connection with entering into the Transaction Agreements and consummating the transactions contemplated thereby.

ARTICLE 4
CLOSING DELIVERIES

Section 4.1 Closing Deliveries.

(1) The Purchaser shall deliver to the Company the following contemporaneously herewith:

(a) Certificate of Status - a certificate of status or equivalent for the Purchaser dated no earlier than one Business day prior to the date hereof; and

(b) Transaction Agreements - the other Transaction Agreements executed by the Purchaser and/or its applicable Affiliates, as applicable.

(2) The Company shall deliver to the Purchaser the following contemporaneously herewith:

(a) Certificate of Status - a certificate of status or equivalent for the Company and each of the Company's Subsidiaries dated no earlier than one Business day prior to the date hereof;

(b) Transaction Agreements - the other Transaction Agreements executed by the Company and/or its applicable Affiliates, as applicable;

(c) DRS Statements - the DRS statements representing the Subscription Shares registered in accordance with Section 2.1(2) against payment by the Purchaser of the Subscription Price payable pursuant to Section 2.2(1);

(d) Transfer Agent Certificate - a certificate from TSX Trust Company, the Company's transfer agent, confirming the issued and outstanding Shares as at the close of business on the Business Day immediately prior to the date hereof;

(e) Third Party Consents, etc. - copies of the consents, waivers, approvals, notices and Authorizations set out in Section 3.1(10)(a) of the Disclosure Letter;

(f) Legal Opinions - opinions from counsel to the Company as to certain corporate Law, Securities Law and Cannabis Law matters; and

(g) Appointment of Initial Purchaser Board Nominees and D&O Insurance - evidence that the initial Purchaser Board Nominees: (i) have been appointed to the Board as contemplated in the Investor Rights Agreement; and (ii) the directors' and officers' insurance policy of the Company and its Subsidiaries remains in full force and effect and the Purchaser Board Nominees are covered thereby.

ARTICLE 5

POST-CLOSING COVENANTS

Section 5.1 Health Canada Security Clearances.

The Company hereby agrees to use commercially reasonable efforts to obtain all such security clearances required by Health Canada in respect of the Purchaser Board Nominees as promptly as practicable; provided, that the Purchaser Board Nominees execute, deliver and complete all necessary documentation and other steps in order to obtain such security clearances, as applicable.

Section 5.2 Credit Agreement Consent.

Provided that the Credit Agreement remains outstanding and is not in the process of being terminated or discharged, the Company hereby agrees to use reasonable commercial efforts to obtain, as promptly as possible and, in any event, on or before May 31, 2021, the written consent of BMO (in its capacity as administrative agent) and the Lenders under the Credit Agreement to release and discharge any Encumbrances which have been granted to BMO (in its capacity as administrative agent) and the Lenders under the Credit Agreement in respect of the PDC Developed Foreground IP (as such term is defined in the Collaboration Agreement) under the terms of the Security (as such term is defined in the Credit Agreement) and to amend or otherwise modify the Credit Agreement to exclude the PDC Developed Foreground IP, the Background IP, the Background IP Licence and the PDC Developed Foreground IP Licence (as each such term is defined in the Collaboration Agreement) from the scope of the Credit Agreement.

ARTICLE 6

SURVIVAL AND INDEMNIFICATION

Section 6.1 Survival of Representations and Warranties.

The representations, warranties and covenants contained in this Agreement and in all certificates and documents delivered pursuant to or contemplated by this Agreement shall survive the Closing and shall terminate at the expiration of 18 months following Closing; provided, however, that (i) the Company Fundamental Representations shall survive indefinitely; (ii) the representations and warranties contained in Section 28 of Schedule A shall survive until 60 days after the date on which the latest applicable limitation period under Law expires with respect to any taxation year that is relevant in determining any liability with respect to those Tax matters.

Section 6.2 Indemnification.

The Purchaser and its Affiliates are relying on the representations and warranties, certificates and covenants contained herein to make the investment in the Subscription Shares contemplated under this Agreement and, subject to the other provisions of this Section 6.2, the Company agrees, as the Purchaser's sole and exclusive remedy (except as otherwise contemplated in this Section 6.2), to indemnify the Purchaser and its Affiliates, and their respective directors, officers, employees, agents and other representatives (collectively, the "Purchaser Indemnified Persons"), against all losses, claims, costs, expenses, damages or liabilities (collectively, "Losses") which any of them may suffer or incur, directly or indirectly, as a result of or arising from a breach of any such representations, warranties, certifications and covenants; provided, that the aggregate liability of the Company for indemnification pursuant to this Section 6.2 shall in no event exceed the Subscription Price. Notwithstanding anything contained in this Section 6.2 or any other provision of this Agreement, the foregoing limitation shall not apply to, and the indemnification contemplated in this Section 6.2 shall not be the sole and exclusive remedy of the Purchaser Indemnified Persons in respect of, any Losses suffered or incurred by any of them as a result of or arising out of the Company's fraud, intentional misrepresentation or willful breach. The calculation of "Losses" and the indemnification provided under this Section 6.2 shall take account of and reflect (to the extent applicable and without restriction): (1) any Losses suffered or incurred directly by the Purchaser Indemnified Persons; and (2) any Losses suffered or incurred indirectly by the Purchaser Indemnified Persons taking into account the ownership interest held by the Purchaser and/or its Affiliates in the Company, including as a result of the indemnification payment being made and consequent diminution in value of the Company.

ARTICLE 7
GENERAL PROVISIONS

Section 7.1 No Obligation to Finance.

Other than the obligation to fund the Subscription Price in accordance with Section 2.2, neither the Purchaser nor any of its Affiliates shall have any obligation to provide any further financing to the Company, its Subsidiaries or any of its or their respective Affiliates, or otherwise to guarantee the fulfillment of any of their respective obligations to any other Person.

Section 7.2 Governing Law and Jurisdiction.

This Agreement shall be governed by, and construed and interpreted in accordance with, the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without regard to conflict of Laws principles. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto (and appellate courts therefrom), and waives objection to the venue of any proceeding in such court or that such court provides an inappropriate forum.

Section 7.3 Notices.

(1) Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each, a "Notice") must be in writing, sent by personal delivery, courier or email, and addressed:

(a) to the Company, at:

Organigram Holdings Inc.
Bay Adelaide Centre
1250-333 Bay Street
Toronto, ON, M5H 2R2

Attention: Greg Engel, Chief Executive Officer
Email:                greg.engel@organigram.ca

with a copy (which shall not constitute notice) to:

Goodmans LLP

Bay Adelaide Centre - West Tower
333 Bay Street, Suite 3400
Toronto, ON M5H 2S7

Attention: Neill May and Steve Inglis

Email: nmay@goodmans.ca and singlis@goodmans.ca

(b) to the Purchaser, at:

Reynolds 401 North Main Street,
Winston-Salem NC 27101 USA

Attention: John R Whitener
Email: [Redacted]

with a copy (which shall not constitute notice) to:

Herbert Smith Freehills LLP
Exchange House

Primrose Street

London, United Kingdom EC2A 2EG

Attention: Alex Kay

Email: alex.kay@hsf.com

Stikeman Elliott LLP

5300 Commerce Court West
199 Bay Street

Toronto, Ontario M5L 1B9

Attention: Evan Marcus and Colin Burn

Email: emarcus@stikeman.com and cburn@stikeman.com

(2) A Notice is deemed to be given and received on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt), and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a Notice will be assumed not to be changed.

Section 7.4 Time of the Essence.

Time is of the essence in this Agreement.

Section 7.5 Expenses.

Except as otherwise expressly provided in this Agreement or any other Transaction Agreement, each Party will pay for its own costs and expenses incurred in connection with this Agreement and the other Transaction Agreements, and the transactions contemplated hereby and thereby. The fees and expenses referred to in this Section 7.5 are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the other Transaction Agreements, and the transactions contemplated hereby and thereby, including the fees and expenses of legal counsel, accountants and other advisors.

Section 7.6 Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement, and the remaining provisions will remain in full force and effect. Upon any such determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 7.7 Entire Agreement.

This Agreement and the other Transaction Agreements constitute the entire agreement among the Parties and their respective Affiliates with respect to the transactions contemplated hereby and thereby, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties and their respective Affiliates with respect to such transactions. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, among the Parties in connection with the subject matter of this Agreement and the other Transaction Agreements, except as specifically set forth herein and therein. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement and the other Transaction Agreements.

Section 7.8 Successors and Assigns.

(1) This Agreement becomes effective only when executed by the Parties. After that time, it is binding on and enures to the benefit of the Parties and their respective successors and permitted assigns, as applicable.

(2) Neither this Agreement, nor any of the rights or obligations hereunder, may be assigned or transferred, in whole or in part, by the Company without the prior written consent of the Purchaser. The Purchaser may assign this Agreement, or any of its rights and/or obligations hereunder, to any of its Affiliates; provided, that the Purchaser shall remain responsible for the covenants, agreements and obligations of the Purchaser under this Agreement notwithstanding any such assignment.

Section 7.9 Third Party Beneficiaries.

Except as expressly provided in this Agreement, the Parties intend that: (1) this Agreement will not benefit or create any right or cause of action in favour of any Person other than the Parties; and (2) no Person other than the Parties shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights granted by or under this Agreement to any Person that is not a Party, at any time and in any way whatsoever, without notice to or consent of that Person.

Section 7.10  Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by both Parties.

Section 7.11  Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 7.12  Further Assurances.

Each Party shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party may reasonably require from time to time for the purpose of giving effect to this Agreement and the other Transaction Agreements, and the transactions contemplated hereby and thereby, and shall use commercially reasonable efforts, and take all such steps as may be reasonably within its power, to implement to their full extent the provisions of this Agreement and the other Transaction Agreements in accordance with the terms hereof and thereof.

Section 7.13  Confidentiality.

(1) The Purchaser (and each of its Affiliates that receives Confidential Information of the Company and/or any of its Subsidiaries), on the one hand, and the Company (and each of its Affiliates that receives Confidential Information of the Purchaser and/or any of its Affiliates), on the other hand, shall keep confidential and not disclose such Confidential Information in any manner whatsoever, in whole or in part, except as permitted by this Section 7.13.

(2) Notwithstanding Section 7.13(1):

(a) the Purchaser may disclose Confidential Information to (i) each of its Affiliates and (ii) its and their respective Representatives; provided, that prior to making any disclosure to a Representative, each such Representative has been informed of the confidential nature of the Confidential Information and has been directed to hold the Confidential Information in accordance with this Section 7.13;

(b) the Company may disclose Confidential Information to (i) each of its Affiliates and (ii) its and their respective Representatives; provided, that prior to making any disclosure to a Representative, each such Representative has been informed of the confidential nature of the Confidential Information and has been directed to hold the Confidential Information in accordance with this Section 7.13; and

(c) the Purchaser (and each of its Affiliates that receives Confidential Information of the Company and/or any of its Subsidiaries), on the one hand, and the Company (and each of its Affiliates that receives Confidential Information of the Purchaser and/or any of its Affiliates), on the other hand, shall use commercially reasonable efforts to cause each of its Representatives that receives Confidential Information to observe the terms of this Section 7.13 in respect thereof.

(3) The disclosure restrictions contained in Section 7.13(1) do not apply to disclosure that is required by Law, any Order or any other legally binding document discovery requests. Prior to making any such disclosure, the applicable Party that received Confidential Information (or which Party's Affiliate and/or Representative received Confidential Information, as applicable) shall, to the extent not prohibited by the Law, Order or legally binding request: (a) give the other Party prompt written notice of the requirement and the proposed content of any disclosure; and (b) at the other Party's request and expense, co- operate with the other Party in limiting the extent of the disclosure and in obtaining an appropriate protective order or pursuing such legal action, remedy or assurance as the other Party deems necessary to preserve the confidentiality of the Confidential Information. If a protective order or other remedy is not obtained or the other Party fails to waive compliance with Section 7.13(1), the applicable Party that received Confidential Information (or which Party's Affiliate and/or Representative received Confidential Information, as applicable) may disclose only that portion of the Confidential Information that it is required to disclose and exercise commercially reasonable efforts to obtain reliable assurance that confidential treatment is given to the Confidential Information disclosed.

(4) For the avoidance of doubt, the disclosure restrictions contained in Section 7.13(1) do not apply to disclosure that is made by a Party with the prior written consent of the other Party.

Section 7.14  Public Notices and Press Releases.

The Company agrees to cooperate in the preparation of presentations, if any, to the Purchaser's Affiliates regarding the transactions contemplated by this Agreement. Neither Party shall: (1) issue any press release or otherwise make public announcements with respect to this Agreement or the other Transaction Agreements, or the transactions contemplated hereby or thereby, without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed); or (2) make any regulatory filing with any Governmental Authority with respect thereto without prior consultation with the other Party; provided, that, the Parties' obligations under this section shall be subject to each Party's overriding obligation to make any disclosure or regulatory filing required under Laws, and the Party making such requisite disclosure or regulatory filing shall use all commercially reasonable efforts to give prior oral and written notice to the other Party and a reasonable opportunity to review and comment on the requisite disclosure or regulatory filing before it is made.

Section 7.15  Counterparts.

This Agreement may be executed (including by electronic means) in any number of counterparts, each of which (including any electronic transmission of an executed signature page), is deemed to be an original, and such counterparts together constitute one and the same instrument.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date first written above.

ORGANIGRAM HOLDINGS INC.
By:	/s/ "Greg Engel"
Name: Greg Engel
Title: Chief Executive Officer

BT DE INVESTMENTS INC.
By:	/s/ "John R. Whitener"
Name: John R. Whitener
Title: Treasurer

[SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT]

Schedule A

Representations and Warranties of the Company

(1) Incorporation and Organizational Matters. The Company and each of the Subsidiaries has been duly incorporated or otherwise organized and is validly existing as a corporation under the Laws of the jurisdiction in which it was incorporated, or otherwise organized, as the case may be, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Company or any of the Subsidiaries.

(2) Corporate Authorization, Qualification and Power.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform under this Agreement and each of the Transaction Agreements to which it is or will be a party and to consummate the transactions contemplated hereby and thereby.

(b) The Company and each of the Subsidiaries is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification (except where any failure would not have a Material Adverse Effect) and has all requisite corporate power and authority to conduct its business and to own, lease and operate its properties and assets and, if applicable, to execute, deliver and perform its obligations under the Transaction Agreements.

(c) Each of the Company's Subsidiaries has all requisite corporate power and authority to execute, deliver and perform under each of the Transaction Agreements to which it is or will be a party and to consummate the transactions contemplated thereby.

(3) Execution and Binding Obligation.

(a) This Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to Bankruptcy Laws, and will not violate or conflict with the constating documents of the Company or the terms of any restriction or Contract to which the Company is subject.

(b) Each of the Transaction Agreements has been or will be duly authorized, executed and delivered by the Company and each of the Subsidiaries that is or will be a party thereto and constitutes (or shall when executed, constitute) a legal, valid and binding obligation of the Company and each of its Subsidiaries enforceable against each of them in accordance with its terms, subject to Bankruptcy Laws, and will not violate or conflict with the constating documents of the Company and each of the Subsidiaries or the terms of any material restriction or material Contract to which the Company or any Subsidiary is subject.

(4) Authorized and Issued Capital.

(a) The authorized share capital of the Company is as set out in Section 3.1(4)(a) of the Disclosure Letter. Section 3.1(4)(a) of the Disclosure Letter sets out, as of the date hereof, the number of issued and outstanding: (i) Shares; and (ii) (A) Company Warrants, (B) Company Options, (C) Company RSUs, (D) Company DSUs and (E) Company PSUs, in each case, setting forth the number of Shares subject to each such Company Option, Company Warrant, Company RSU, Company PSU and Company DSU. Except as disclosed in Section 3.1(4)(a) of the Disclosure Letter, the Company has no other outstanding agreement, subscription, warrant, option, right or commitment or other right or privilege (whether by law, pre-emptive or contractual), nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment, obligating it to issue or sell any Shares or other equity or voting securities, including any security or obligation of any kind convertible in to exchangeable or exercisable for any Shares or other equity or voting security of the Company or any of its Subsidiaries.

(b) There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Shares.

(c) Each (i) Company Option, Company RSU, Company PSU and Company DSU was granted in compliance with all Laws and all the terms and conditions of the Equity Incentive Plans pursuant to which it was issued, (ii) Company Option has an exercise or reference price per Common Share equal to or greater than the fair market value of a Common Share on the date of such grant, (iii) Company Option, Company RSU, Company PSU and Company DSU has a grant date identical to the date on which the Board actually awarded such Company Option and (iv) Company Option qualifies for the Tax and accounting treatment afforded to such Company Option in the Company's Tax Returns.

(d) All outstanding Shares and other securities of the Company have been issued in compliance with all Laws, including Securities Laws.

(5) No Bankruptcy. No Bankruptcy Event has occurred with respect to the Company or any of its Subsidiaries. The Company and its Subsidiaries has sufficient working capital to satisfy its obligations under this Agreement and has sufficient capital to satisfy the "going concern" test under IFRS.

(6) Organizational Structure and Ownership of Subsidiaries.

(a) Section 3.1(6)(a) of the Disclosure Letter sets forth: (i) each of the Company's Subsidiaries; (ii) whether or not each such Subsidiary is a wholly-owned Subsidiary; (iii) the jurisdiction of organization of each Subsidiary (and, if different, its jurisdiction of Tax residence); (iv) the holders of the equity interests in each Subsidiary; (v) for each non-wholly owned Subsidiary, (A) the percentage of the Company's ownership interest, direct or indirect, and the number and type of shares or other securities owned by the Company, directly or indirectly, in each such Subsidiary, and (B) the percentage of such other Person or Persons' ownership interest and the number and type of shares or other securities owned by such other Person or Persons in each such Subsidiary and the name of such other Person or Persons.

(b) Section 3.1(6)(b) of the Disclosure Letter sets forth the Company's or its Subsidiaries' shares, equity interest or other direct or indirect ownership interest in any Person that is not a Subsidiary of the Company.

(c) All of the outstanding Shares or other securities of the Company (including, for the avoidance of doubt, the Common Shares), have been duly authorized and are validly issued, fully paid and non-assessable and free and clear of any Encumbrance. Upon the issuance of any Shares in accordance with the terms of the Equity Incentive Plans in effect on the date of this Agreement or as otherwise expressly permitted by this Agreement, such Shares will be duly authorized, validly issued, fully paid and non-assessable and free and clear of any Encumbrance. Each of the outstanding shares or other securities of each of the Company's Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and owned by the Company or by a wholly-owned Subsidiary of the Company, free and clear of any Encumbrance other than Permitted Encumbrances.

(d) Except as disclosed in Section 3.1(6)(a) of the Disclosure Letter, neither the Company nor any of its Subsidiaries has any other outstanding Contract, subscription, warrant, option, right or commitment, or other right or privilege (whether by law, pre-emptive or contractual), nor has it granted any right or privilege capable of becoming a Contract, subscription, warrant, option, right or commitment, obligating it to issue or sell any Shares or other equity or voting securities of the Company or any of the Company's Subsidiaries, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Shares or other equity or voting security of the Company or any of its Subsidiaries.

(7) Shareholders' and Similar Agreements. Neither the Company nor any of its Subsidiaries is subject to, or affected by, any unanimous shareholders agreement involving a Person other than the Company or any of its Subsidiaries and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement (other than the Investment Agreement) relating to the ownership or voting of any of the securities of the Company or of any of its Subsidiaries other than as between the Company and any of its Subsidiaries or pursuant to which any Person other than the Company or any of its Subsidiaries may have any right or claim in connection with any existing or past equity interest in the Company or in any of its Subsidiaries.

(8) No Prospectus.

(a) Assuming the accuracy of the representations of the Purchaser in Schedule B, the offer and sale of the Subscription Shares pursuant to this Agreement is exempt from the prospectus delivery requirements of Securities Laws and no registration of the Subscription Shares under the U.S. Securities Act is required in connection with the offer and sale of the Subscription Shares in the manner contemplated by this Agreement.

(b) The Company has complied in all respects with the requirements of all Laws in relation to the issue of the Subscription Shares, and, forthwith after Closing, the Company shall file such forms and documents as may be required under Securities Laws, including a Form 45-106F1 as prescribed by NI 45-106, if applicable.

(9) Subscription Shares Issued as Fully Paid. The Subscription Shares have been duly authorized, created and reserved for issuance and, when issued, delivered and paid for in full, will be validly issued and fully paid Common Shares free and clear of all Encumbrances.

(10) Consents, etc.

(a) No material consent, waiver, approval, notice or Authorization of, filing with, or notification to, any Governmental Authority or any other Person, as applicable, is required for the execution, delivery and performance by the Company or any of its Subsidiaries of the Transaction Agreements or for the consummation of the transactions contemplated thereby except as set out in Section 3.1(10)(a) of the Disclosure Letter, all of which have been obtained, made or given, as applicable, as of the date hereof.

(b) As of the date hereof, the Board has authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend or supersede such determinations, resolutions or authorizations.

(11) No Conflict.

(a) Each of the execution and delivery of this Agreement and the other Transaction Agreements, the performance by the Company of its obligations hereunder and thereunder, the sale and issue of the Subscription Shares hereunder by the Company and the consummation of the transactions contemplated in this Agreement and the other Transaction Agreements, (i) do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any Law applicable to the Company or the Subsidiaries; (B) the articles, by-laws or resolutions of the directors or shareholders of the Company or the  Subsidiaries;

(C) any Contract to which the Company or any of the Subsidiaries is a party or by which any of them is bound except where such conflict, breach, violation or default would not result in a Material Adverse Effect; or (D) any judgment, decree or Order binding the Company or the Subsidiaries or the property or assets thereof; and (ii) do not affect the rights, duties and obligations of any parties to a Contract, nor give a party the right to terminate the Contract, by virtue of the application of terms, provisions or conditions in the Contract, except where those rights, duties or obligations, or rights to terminate, are affected in a manner that would not result in a Material Adverse Effect.

(12) Compliance with Laws and Cannabis Authorizations.

(a) The Company, each of the Subsidiaries: (i) is and at all relevant times has been in compliance with all Laws, in all material respects, including all Cannabis Laws which are applicable to the Company's and the Subsidiaries' business, affairs and operations, and, in the case of the Company, with the by-laws, rules and regulations of the TSX and NASDAQ; (ii) has not received any correspondence or notice from Health Canada or any other Governmental Authority alleging or asserting any material non-compliance with Laws, including Cannabis Laws; (iii) possesses all Cannabis Authorizations required to conduct the business, affairs and operations of the Company and its Subsidiaries as now operated and such Cannabis Authorizations are valid and in full force and effect and the Company and the Subsidiaries are not in violation of any material term of any such Cannabis Authorization in any material respect; (iv) is in material compliance with the terms and conditions of all Cannabis Authorizations, and have made all notifications, certifications and filings with all Governmental Authorities in connection with the Cannabis Authorizations necessary to keep the Cannabis Authorizations in good standing; (v) has not received notice of any pending or threatened Claim, suit, proceeding, charge, hearing, enforcement, audit, investigation, arbitration or other action from any Governmental Authority or third party alleging that any operation or activity of the Company and the Subsidiaries or any of their directors, officers and/or employees is in violation of any Laws or Cannabis Authorizations, or asserting any noncompliance with any Laws or Cannabis Authorizations, that could reasonably be expected to materially and adversely affect the Company, and has no knowledge that any such Governmental Authority or third party is considering or would have reasonable grounds to consider any such Claim, suit, proceeding, charge, hearing, enforcement, audit, investigation, arbitration or other action; (vi) has not received notice that any Governmental Authority has taken, is taking, or intends to take action to limit, suspend, modify or revoke or to not renew any Cannabis Authorizations, and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable grounds to take such action, or that the Company or any of its Subsidiaries does not hold a required Cannabis Authorization; and (vii) has, or has had on its behalf, filed, declared, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, Claims, submissions and supplements or amendments as required by any Laws, including Cannabis Laws, or Cannabis Authorizations to keep the Authorizations in good standing and that all such reports, documents, forms, notices, applications, records, Claims, submissions and supplements or amendments were complete and correct in all material respects on the date filed (or were corrected or supplemented by a subsequent submission).

(b) All Cannabis and Cannabis products sold by the Company and its Subsidiaries or in inventory at the Company or its Subsidiaries: (i) meets the applicable specifications for the product; (ii) is fit for the purpose for which it is intended by the Company or its Subsidiaries, and of merchantable quality; (iii) has been cultivated, processed, packaged, labelled, imported, tested, stored, transported and delivered in accordance with the Authorizations and all Laws; (iv) is not adulterated, tainted or contaminated and does not contain any substance not permitted by Laws; and (v) has been cultivated, processed, packaged, labelled, imported, tested, stored and transported in facilities authorized by the applicable Authorization in accordance with the terms thereof, except in each case where a failure would not reasonably be expected to result in a Material Adverse Effect. All of the marketing and promotion activities of the Company and its Subsidiaries relating to its Cannabis and Cannabis products, within the past three years, complies with all Laws in all material respects.

(c) Except as disclosed Section 3.1(12)(c) of the Disclosure Letter, and except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any Subsidiary has ever received any notice or communication from any customer or Governmental Authority alleging a material defect, any issue requiring a withdrawal, recall or quarantine of product (whether voluntary, required or otherwise) or claim in respect of any products supplied or sold by the Company or any Subsidiary to a customer and, to the Company's knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by the Company or any Subsidiary in respect of any products supplied or sold by any of them.

(d) The Company and the Subsidiaries have only carried on business, affairs or operations or maintained any activities in Canada, Israel, Australia or Germany and only to the extent such business, affairs or operations or activities are legal in such jurisdictions and have not engaged in the production, cultivation, marketing, distribution or sale of Cannabis or any products derived from or intended to be used in connection with Cannabis or services intended to relate to Cannabis in the United States or any other jurisdictions to the extent such activities remain prohibited under Law.

(e) The Company and each of the Subsidiaries has implemented, maintains, regularly audits (as required by the terms of such policies and programs) and complies in all material respects with internal compliance policies and programs, including with respect to governance matters, and those designed to detect and prevent violations of any Laws, including Anti-Corruption Laws, the Cannabis Act and all other Laws related to the Cannabis industry, periodically reviews and updates such internal compliance policies and programs to account for any changes in Laws and/or standards applicable to the Company's and the Subsidiaries' business, affairs and operations, as needed, employs or engages internal personnel and third party consultants to perform routine audits to test the effectiveness of the Company's and the Subsidiaries' internal compliance policies and programs, and processes and controls related thereto. Except as disclosed in Section 3.1(12)(e) of the Disclosure Letter, all directors, officers, internal personnel and third party consultants of the Company and any Subsidiary have, where reasonably required by the position and services rendered by such Persons, sufficient knowledge of Laws relating to Cannabis which are applicable to the Company's and the Subsidiaries' business, affairs and operations (including to the extent applicable, the Cannabis Act and all other Laws applicable to the Company's and the Subsidiaries' business, affairs and operations and the Cannabis industry) and all such Persons have all qualifications, including security clearances, if required by the Cannabis Act, training, experience and technical knowledge required by Laws. The Company has ensured its employees responsible for the Company's or the Subsidiaries' internal compliance programs have sufficient training including ensuring that, where reasonably required by the position and services rendered by such Persons, they are adequately informed: (i) to the extent applicable, the Cannabis Act and all other Laws applicable to the Company's and the Subsidiaries business, operations and affairs and the Cannabis industry, and any changes thereto; and (ii) of the Company's and the Subsidiaries' internal compliance programs and controls related thereto.

(f) Each of the Company and its Subsidiaries' facilities used for the cultivation, processing production, packaging and labelling of Cannabis or related products complies in all material respects with applicable good production and/or manufacturing practices, processes, standards and procedures as required by Governmental Authorities and Cannabis Laws, including the Cannabis Authorizations.

(g) Each individual employed by or associated with the Company and its Subsidiaries that is required to hold security clearance under applicable Cannabis Laws in order to maintain the Cannabis Authorizations holds, or has applied for, such clearance. For any such application pending, the Company and such individual are complying with applicable guidance from the Governmental Authorities in connection with such individual's activities at the Company and its Subsidiaries. Neither the Company nor any Subsidiary is aware of any material circumstance that would negatively affect the granting of such security clearances.

(h) The transactions contemplated by the Transaction Agreements will not have any adverse impact on the Cannabis Authorizations or require the Company, any Subsidiary or any entity in which the Company has an interest to obtain any new Cannabis Authorization other than security clearances related to any proposed director nominees nominated by the Purchaser.

(13) Money Laundering. The operations of the Company and each of its Subsidiaries are, and have been since January 1, 2018, conducted in compliance in all respects with all applicable financial recordkeeping and reporting requirements and money laundering Laws and the rules and regulations thereunder and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority relating to money laundering (collectively, "Money Laundering Laws"), and no action, suit or proceeding by or before any court or Governmental Authority involving the Company and any of its Subsidiaries with respect to Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(14) Corrupt Practices.

(a) Neither the Company nor any of its Subsidiaries and/or its or their respective Representatives in each case whilst acting on behalf of the Company or any of its Subsidiaries has committed a Business Sustainability Breach.

(b) Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of its or their Representatives has been investigated (or is being investigated or is subject to a pending or threatened investigation) or is involved in an investigation (as a witness or suspect) in relation to an actual or alleged Business Sustainability Breach by any Governmental Authority or any customer or supplier, or has admitted to, or been found by a court in any jurisdiction to have engaged in, any Business Sustainability Breach, or been debarred from bidding for any contract or business, and to the knowledge of the Company, there are no circumstances which are likely to give rise to any such investigation, admission, finding or disbarment.

(c) Neither the Company nor any of its Subsidiaries has conducted (or is conducting) an  internal  investigation  in  relation  to  any  allegations  in  respect  of Business Sustainability Breach and no Representative of the Company or any of its Subsidiaries has reported a violation or suspected violation in respect of any such Business Sustainability Breach to the Company.

(d) The Company and each of its Subsidiaries has conducted due diligence prior to acquiring any business or company, or has conducted post-acquisition due diligence, in either case which would be adequate to seek to identify any Business Sustainability Breach previously committed by the acquired business or company. Any issues identified by such due diligence have been fully investigated and disclosed to the Purchaser together with sufficient information to enable the Purchaser to assess the business and legal risks associated with such Business Sustainability Breach.

(e) Due diligence has been conducted prior to the recruitment, hiring or appointment of any Representative of the Company and each of its Subsidiaries, which would be adequate to seek to identify any Business Sustainability Breach committed by those individuals or entities.

(f) All officers, employees and agents and representatives of the Company and each of its Subsidiaries have been given adequate training or have adequate knowledge of Anti-Corruption Laws and the Human Trafficking Laws in relation to business conduct and ethics.

(15) Sanctions. None of the Company, its Subsidiaries nor any of its or their respective directors or officers or employees (a) is or has been targeted with any Sanctions; (b) is violating or has violated any applicable Sanctions; or (c) is conducting or has conducted any activities (i) targeted by Sanctions, (ii) with or for the benefit of any person targeted directly or indirectly by Sanctions, or (iii) in or with any person in any Sanctioned Country.

(16) Public Disclosure, Securities Law and TSX / NASDAQ Matters.

(i) Upon issuance of the Subscription Shares, the Subscription Shares will represent 19.9% of the issued and outstanding Shares in the capital of the Company as of the date hereof.

(j) The Company is a reporting issuer in each of the Qualifying Jurisdictions and in the United States and is not in default in any material respect under the Securities Laws, is not on the list of defaulting issuers maintained by the applicable Securities Regulators, and has not taken any action to cease to be a reporting issuer in any of those Qualifying Jurisdictions or the United States or received notification from any Securities Regulator seeking to revoke the reporting issuer status of the Company. The Company is not in default of any requirement of Securities Laws or the applicable rules and requirements of the TSX or NASDAQ.

(k) The Company is in compliance in all material respects with its timely and continuous disclosure obligations under all Securities Laws and the policies, rules and regulations of the TSX and NASDAQ and, without limiting the generality of the foregoing, there is no material fact, and there has not occurred any material change (actual, anticipated, contemplated, threatened, financial or otherwise), relating to the assets, liabilities (contingent or otherwise), business, affairs, operations, prospects, capital or control of the Company and the Subsidiaries, taken as a whole, which has not been publicly disclosed on a non-confidential basis in accordance with the requirements of Securities Laws and the policies, rules and regulations of the TSX and NASDAQ, and, except as may have been corrected by subsequent disclosure, all the statements set forth in all documents publicly filed by or on behalf of the Company were true, correct, and complete in all material respects and did not contain any Misrepresentation as of the date of such statements and the Company has not filed any confidential material change reports which remain confidential.

(l) Each of the documents filed or furnished as part of the Disclosure Record since January 1, 2018 and prior to the execution and delivery of this Agreement has complied in all material respects with the guidance set out in Staff Notice 51-357 of the Canadian Securities Regulators, if applicable.

(m) TSX Trust Company of Canada, at its principal office in Toronto, Ontario, has been duly appointed as the registrar and transfer agent of the Company with respect to the Shares.

(n) The Company has not withheld any material facts relating to the Company or any of the Subsidiaries.

(o) The Company has not otherwise completed any "significant acquisition" or "significant disposition", nor are there any "probable acquisitions" (as such terms are used in NI 44-101 and Form 44-101F1) that would require the filing of a business acquisition report pursuant to the Securities Laws of the Qualifying Jurisdictions other than those that are part of the Disclosure Record.

(p) No Order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any Governmental Authority.

(q) The Common Shares are listed and posted for trading on the TSX and NASDAQ.

(r) The TSX Conditional Approval has been obtained by the Company and the Company has completed the NASDAQ Notification. The conditions set forth in the TSX Conditional Approval and any conditions imposed by NASDAQ in relation to the NASDAQ Notification are usual and customary for a transaction of this nature. Subject to the satisfaction of the conditions set forth in the TSX Conditional Approval and any conditions imposed as part of the NASDAQ Notification, the Subscription Shares shall be duly approved for listing and trading on the TSX and NASDAQ.

(17) Financial Statements.

(s) The Financial Statements (i) have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods specified, except as may be expressly stated in the notes thereto, (ii) contain no misrepresentations (within the meaning of Securities Laws), (iii) present fairly, in all material respects, the financial condition of the Company on a consolidated basis as at such dates and the financial performance and cash flows of the Company on a consolidated basis for the periods then ended, (iv) contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company on a consolidated basis that are required to be disclosed in the Financial Statements and (v) other than as disclosed in the Financial Statements, there has been no material change in accounting policies or practices of the Company since February 29, 2020. There are no material liabilities of the Company or any Subsidiary whether direct, indirect, absolute, contingent or otherwise required to be disclosed in the Financial Statements which are not disclosed or reflected in the Financial Statements.

(t) The financial books, records and accounts of the Company and each of its Subsidiaries in all material respects have been maintained in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years.

(18) Auditor Independence. KPMG LLP is independent with respect to the Company within the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct, is registered with the Canadian Public Accountability Board and is an independent registered public accounting firm within the meaning of Securities Laws and the Public Company Accounting Oversight Board (United States). No "reportable event" (within the meaning of NI 51-102) has occurred with such accountants with respect to audits of the Company, its Subsidiaries or its predecessors.

(19) Disclosure Controls and Internal Controls over Financial Reporting.

(a) Except as disclosed in Section 3.1(19)(a) of the Disclosure Letter or in the Disclosure Record, the Company and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Subsidiaries; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; (iii) are designed to provide reasonable assurance that receipts and expenditures of the Company and the Subsidiaries are being made only in accordance with authorizations of management and directors of the Company; and (iv) are designed to provide reasonable assurance regarding prevention or timely detection of an unauthorized acquisition, use or disposition of the assets of the Company and the Subsidiaries that could have a material effect on the Financial Statements. The Company believes that the Company's internal control over financial reporting (as such term is defined under Securities Laws) is effective. Since the end of the Company's most recent fiscal year, there have been no new material deficiencies or weaknesses in the Company's internal control over financial reporting (whether or not remediated) and there have been no changes in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company is in compliance with the certification requirements under NI 52-109 with respect to the Company's annual and interim filings with the Canadian Securities Regulators.

(b) The Company has established and maintains disclosure controls and procedures (as defined in Securities Laws) that: (i) are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws, and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Securities Laws is accumulated and communicated to the Company's management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of the Company for effectiveness as of the end of the Company's most recent fiscal quarter; and (iii) are effective in all material respects to perform the functions for which they were established.

(20) Absence of Material Changes.

(a) Since August 31, 2020, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course.

(b) Since August 31, 2020, there has not occurred a Material Adverse Effect.

(21) Material Contracts.

(a) Except as set forth in Section 3.1(21)(a) of the Disclosure Letter, as of the date of this Agreement, neither the Company, any of its Subsidiaries is a party to or bound by, without duplication:

(i) other than Contracts with employees, any Contract that is reasonably expected to require, during the remaining term of such Contract, either (A) annual payments to or from the Company and its Subsidiaries of more than

$1,000,000 or (B) aggregate payments to or from the Company and its Subsidiaries of more than $2,500,000;

(ii) any Contract relating to Indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $2,500,000;

(iii) any Contract related to any settlement of any material Claims;

(iv) any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries owns more than a 9.9% voting or economic interest, or any interest valued at more than $2,500,000 without regard to percentage voting or economic interest, except for any such agreements or arrangements solely between the Company and its wholly-owned Subsidiaries or solely among the Company's wholly-owned Subsidiaries;

(v) any Contract relating to the, direct or indirect, acquisition or disposition of any assets or business (whether by merger, sale of stock, sale of assets or otherwise), excluding such Contracts that are in the Ordinary Course;

(vi) any Contract that contains a put, call, right of first refusal, right of first offer or similar right or obligation or any other obligation pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests or assets of any Person;

(vii) any Contract that prohibits the payment of dividends or distributions in respect of the shares, membership interests, partnership interests or other equity interests of the Company or any of its Subsidiaries, the pledging of the shares, membership interests, partnership interests or other equity interests of the Company or any of its Subsidiaries or the incurrence of Indebtedness by the Company or any of its Subsidiaries;

(viii) any Contract that (A) restricts the ability of the Company or any of its Affiliates or, at or after the Closing, would restrict the Purchaser or any of its Affiliates from (I) engaging in any business or competing in any business with any Person, or (II) operating its business in any manner or location, or

(B) would require the disposition of any material assets or line of business of the Company or its Affiliates or acquisition of any material assets or line of business of any Person or, at or after the Closing, the Purchaser or any of its Affiliates;

(ix) any Contract that contains an exclusivity, "most favoured nation" or other similar provision applicable to the Company, any of its Subsidiaries, or any of its or their respective businesses, assets, products, services or Intellectual Property, or any other provision that restricts the ability of the Company or any of its Subsidiaries to deal as it determines in its discretion with its or their respective businesses, assets, products, services or Intellectual Property (including the sale or licence thereof, as applicable); and

(x) any other Contract or group of related Contracts not otherwise described in the foregoing clauses (i) through (x) of this Section (21)(a) that if terminated or subject to a breach or default by any party thereto, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (together with each Contract constituting any of the foregoing types of Contracts described in clauses (i) through (x) of this Section (21)(a), a "Material Contract").

(b) A correct and complete copy of each Material Contract (including, for the avoidance of doubt, any amendments or supplements thereto) has been made available to the Purchaser.

(c) Except for expirations in the Ordinary Course and in accordance with the terms of such Material Contract, each Material Contract is valid and binding on the Company and/or one or more of its Subsidiaries, as the case may be, and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) As of the date of this Agreement, there is no breach or violation of or default under any Material Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, and no event has occurred that with or without notice, lapse of time or both, would constitute or result in a breach or violation of or default under any such Contracts by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto or would permit or cause the termination or modification thereof or acceleration or creation of any right or obligation thereunder, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(22) Non-Arm's Length Transactions. Neither the Company nor any of its Subsidiaries is indebted to any director, officer, or employee of the Company or any of its Subsidiaries or any of their respective Affiliates or associates (except for amounts due in the Ordinary Course or pursuant to any Law or Contract such as salaries, bonuses, director's fees or the reimbursement of Ordinary Course expenses). There are no Contracts (other than employment arrangements or other terms of engagement) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any officer or director of the Company or any of its Subsidiaries, or any of their respective Affiliates or associates.

(23) Employment Matters.

(a) Except as set out in Section 3.1(23)(a) of the Disclosure Letter, there is no unfair labour practice complaint, grievance or arbitration proceeding in progress or, to the knowledge of the Company, threatened against the Company or its Subsidiaries.

(b) Except as disclosed in the Company's management information circular dated January 18, 2021, no employee of the Company or any Subsidiary has any agreement as to length of notice or severance payment required to terminate his or her employment (other than such as results by Law from the employment of an employee without an agreement as to notice or severance), nor are there any change of control payments or severance payments or agreements with employees of the Company or any Subsidiary providing for cash or other compensation or benefits upon the consummation of, or relating to, the Investment or any other transaction contemplated by this Agreement.

(c) There is no strike, lockout, slowdown, work stoppage, unfair labour practice or other material labour dispute, or material arbitration or grievance pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company or any of its Subsidiaries. The Company and each of its Subsidiaries is in compliance in all material respects with all Laws regarding labour, employment and employment practices, terms and conditions of employment, wages and hours (including classification of independent contractors, employees and equitable pay practices), pay equity, human rights, privacy, harassment (including sexual harassment), layoffs, mass termination, overtime and vacation pay, workplace safety, and occupational safety and health, and there are no outstanding or threatened claims, complaints, investigations or Orders under any such Laws and, to the knowledge of the Company, there is no basis for any such claim, complaint, investigation or Order.

(d) Except as set out in Section 3.1(23)(d) of the Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labour union, labour organization, works council or similar organization, and to the knowledge of the Company, there are no threatened or pending union organizing activities involving any employees. There is no labour strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of the Company, threatened against the Company in respect of the Company and no such event has occurred within the last three years.

(e) The Disclosure Record contains a complete and accurate list of any of the material business support measures or government programs (including any supplemental employment plan or wage subsidy program) the Company and its Subsidiaries have applied for with any Governmental Authority as a result of the COVID-19 pandemic (each, a "COVID Program"), including the date of the application and status of the application. The Company and its Subsidiaries have performed all of the obligations required to be performed by them in all material respects and are entitled to all benefits pursuant to such COVID Programs. There exists no actual, alleged or anticipated default or event of default or event or condition (including the transaction contemplated by this Agreement) which would with the giving of notice, the lapse of time, or both, or the happening of any other event or condition, result in (i) the Company or any of its Subsidiaries no longer being eligible for the relevant COVID Program, or (ii) a breach, default or violation of any Law related to the relevant COVID Program by the Company or any of its Subsidiaries.

(f) There are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance Laws, and neither the Company nor any of its Subsidiaries has been reassessed in any material respect under such Law during the past three years and, to the knowledge of the Company, no audit of the Company is currently being performed pursuant to any workplace safety and insurance Laws. There are no claims or potential claims which may materially adversely affect the Company's or any of its Subsidiaries' accident cost experience.

(g) There are no charges pending under occupational health and safety legislation ("OHSA") in respect of the Company or any of its Subsidiaries. Each of the Company and its Subsidiaries is in compliance in all material respects with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding.

(h) The Company and its Subsidiaries have promptly and thoroughly investigated all relevant occupational health and safety issues related to the COVID-19 pandemic. With respect to each relevant occupational health and safety issue related to the COVID-19 pandemic, the Company and its Subsidiaries have taken prompt corrective action that is reasonably calculated to prevent further spread of COVID- 19 within the workplace.

(i) There are no pending or anticipated layoffs or terminations of employment in respect of any of the Company's or any of its Subsidiaries' employees as a result of the COVID-19 pandemic.

(j) Section 3.1(23)(j) of the Disclosure Letter lists each plan, program, policy, agreement or arrangement providing for compensation, benefits, retirement, pension, bonus, stock purchase, profit sharing, stock option or other equity award, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or the Subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Company or any Subsidiary (the "Employee Plans"). Each Employee Plan has been established, registered (where required), administered, maintained and funded in all material respects with its terms and with the requirements prescribed by any and all statutes, Orders, rules and regulations that are applicable to such Employee Plans.

(k) All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments of the Company and the Subsidiaries have been recorded in accordance with IFRS and are reflected on the books and records of the Company and its Subsidiaries. There are no material Claims or proceedings pending or, to the knowledge of the Company, threatened by any Governmental Authority, any Person or by any employee or dependent or beneficiary thereof by, on behalf of, in respect of or against any Employee Plan (except routine claims for benefits payable under the Employee Plans) and there exists no state of facts which could reasonably be expected to give rise to any such Claim or proceeding, including with respect to coverage for long-term disability benefits.

(l) Except as disclosed in Section 3.1(23)(l) of the Disclosure Letter, there is no agreement, plan or practice relating to the payment of any management, consulting, service or other fee or any bonus, pensions, share of profits or retirement allowance, insurance, health or other employee benefit.

(m) Except as disclosed in Section 3.1(23)(m) of the Disclosure Letter, no Employee Plan provides health insurance, life insurance, death benefits or other health and welfare benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than as required by Law. No Employee Plan provides supplemental retirement income benefits.

(n) Neither the execution and delivery of this Agreement or any other Transaction Agreement, nor the consummation of the transactions contemplated hereby and thereby, will, either alone or in conjunction with any other event: (i) entitle any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries to any payment or benefit (or result in the funding of any such payment or benefit) under any Employee Plan; (ii) increase the amount of any compensation or benefits otherwise payable by the Company or any of its Subsidiaries under any Employee Plan; (iii) result in the  acceleration of the time of payment, funding or vesting of any compensation or benefits under any Employee Plan; or (iv) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any Employee Plan.

(o) Neither the Company nor any of its Subsidiaries has any liability with respect to an Employee Plan which is a "registered pension plan" or a "retirement compensation arrangement" as defined in the Tax Act. No Employee Plan contains or has ever contained a "defined benefit provision" as such term is defined in subsection 147.1(1) of the Tax Act.

(24) Real Property.

(a) Section 3.1(24)(a) of the Disclosure Letter sets forth a correct and complete list of all Owned Real Property and Leased Real Property, together with (i) a description of the principal functions conducted at each parcel of Owned Real Property and material Leased Real Property and (ii) a correct street address and such other information as is reasonably necessary to identify each parcel of Owned Real Property and Leased Real Property.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, with respect to Owned Real Property, (i) the Company and its Subsidiaries, as applicable, has sufficient title to such property, free and clear of any Encumbrance, and (ii) there are no outstanding options or rights of first refusal to purchase such property, or any portion thereof or interest therein.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, with respect to Leased Real Property: (i) the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect in accordance with its terms; (ii) there is no breach or violation of or default under any such leases or subleases by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, and no event has occurred that with or without notice, lapse of time or both, would constitute or result in a breach or violation of or default under any such leases or subleases by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto or would permit or cause the termination or modification thereof or acceleration or creation of any right or obligation thereunder; (iii) no event has occurred that with or without notice, lapse of time or both, would prevent or materially impair the consummation of the transactions contemplated by this Agreement; (iv) the Company or its Subsidiaries, as applicable, has obtained any and all head landlord consents required to enter into sublease agreements; (v) the Purchaser has been provided complete and accurate copies of all documents with respect to the Leased Real Property;  and

(vi) there are no written or oral subleases, concessions or other Contracts or arrangements granting to any Person other than the Company or its Subsidiaries the right to use or occupy any such property.

(d) The current use of the Owned Real Property and the Leased Real Property complies, in all material respects, with Laws. The Companies and its Subsidiaries have not received any written notice from a Governmental Authority to the effect that the Owned Real Property or the Leased Real Property or the buildings, works or fixtures thereon, violates in any material respect any provision of any Law, including planning, zoning and building codes, fire regulations, or other restrictions relating to the use or construction of the Owned Real Property or the Leased Real Property.

(25) Environmental Matters. Except as disclosed in Section 3.1(25) of the Disclosure Letter:

(a) each of the Company and the Subsidiaries and their respective assets and properties and the business, affairs and operations of each of the Company and the Subsidiaries have been and are in compliance in all material respects with all Environmental Laws; (b) neither the Company nor the Subsidiaries are in violation of any regulation relating to the release or threatened release of Hazardous Materials; (c) no property currently owned or operated by the Company nor any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Materials which would reasonably be expected to require remediation or other action pursuant to any Environmental Law; (d) each of the Company and the Subsidiaries has complied in all material respects with all reporting and monitoring requirements under all Environmental Laws; (e) neither the Company nor the Subsidiaries has ever received any notice of any non-compliance in respect of any Environmental Laws; (f) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company and the Subsidiaries relating to Hazardous Materials or any Environmental Laws; (g) there are no Licences required pursuant to any applicable Environmental Laws necessary to conduct the business, affairs and operations of each of the Company and the Subsidiaries; and (h) neither the Company nor any of its Subsidiaries is subject to any Order or other agreement with any Governmental Authority or any indemnity or other agreement with any third party relating to obligations or liabilities under any Environmental Law.

(26) Intellectual Property.

(a) The Company and its Subsidiaries owns or have sufficient rights to use all of the Company Intellectual Property.

(b) Section 3.1(26)(b) of the Disclosure Letter sets forth a true, correct, and complete list of all registered Company Intellectual Property owned by the Company and its Subsidiaries and pending applications for registration of such Company Intellectual Property, including listing (i) the jurisdictions in which each such item of Company Intellectual Property has been issued, registered, otherwise arises or in which any such application for such issuance and registration has been filed and (ii) the registration or application number and date, as applicable ("Registered Company Intellectual Property"). All of such Registered Company Intellectual Property has been properly maintained and renewed in accordance with all Laws and has not been used or enforced, or failed to be used or enforced, in a manner that would result in the abandonment, cancellation or unenforceability of any material rights in such Company Intellectual Property. Section 3.1(26)(b) further sets forth a true, correct, and complete list of all unregistered Company Intellectual Property owned by the Company and its Subsidiaries that is material to the Company and/or its Subsidiaries. All Company Intellectual Property owned by the Company and its Subsidiaries that is material to the conduct of their respective businesses is subsisting, valid and enforceable. Except as disclosed in Section 3.1(26)(b) of the Disclosure Letter, neither the Company nor any of its Subsidiaries has, within the six years prior to the date of this Agreement, received any unresolved written claim contesting the validity, enforceability or ownership of any such owned registered Company Intellectual Property. To the knowledge of the Company, neither the Company nor any of its Subsidiaries is aware that Company Intellectual Property owned by the Company or its Subsidiaries is being used by third parties other than under terms of a written licence.

(c) Except as disclosed in Section 3.1(26)(c) of the Disclosure Letter, except as has not resulted in, and would not reasonably be expected to result in, material liability to the Company or any of its Subsidiaries, within the six years prior to the date of this Agreement, (i) the Company's and its Subsidiaries' conduct of their respective businesses has not, infringed, misappropriated or otherwise violated any Intellectual Property of any Person, and (ii) neither the Company nor any of its Subsidiaries has received any written third party claim alleging any such infringement, misappropriation or other violation. To the knowledge of the Company, no Person has infringed, misappropriated or violated or is infringing, misappropriating or otherwise violating any Company Intellectual Property owned by the Company or any of its Subsidiaries.

(d) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of their trade secrets, proprietary know-how, non- public information and Confidential Information included in Company Intellectual Property, and none of their respective trade secrets, proprietary know-how, non- public information and Confidential Information included in Company Intellectual Property have been disclosed to or discovered by any third party other than pursuant to reasonable terms of non-disclosure.

(e) Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) the information technology assets owned or used by the Company and its Subsidiaries operate and perform as required by the Company and its Subsidiaries in connection with their respective businesses and (ii) the Company and its Subsidiaries have implemented commercially reasonable backup and disaster recovery technology and procedures in a manner that is substantially consistent with applicable industry practices.

(f) Except as would not reasonably be expected to have a Material Adverse Effect, none of the software owned by the Company or any of its Subsidiaries or any software products distributed by the Company or any of its Subsidiaries incorporates or is comprised of or distributed with any Publicly Available Software in a manner which: (i) requires the distribution of the software source code in connection with the distribution of such software in object code form; (ii) materially limits the Company or any of its Subsidiaries' freedom to seek full compensation in connection with making, using, marketing, licensing and/or distributing such software; or (iii) allows a Person or requires that a Person have the right to decompile, disassemble or otherwise reverse engineer such software.

(g) The Company and of its Subsidiaries has no pending action or proceeding, nor, to the knowledge of the Company, is there any threatened action or proceeding against it with respect to the Company's or each of its Subsidiaries' use of Intellectual Property or the validity, enforceability or ownership of Company Intellectual Property.

(h) There are no outstanding judgments, orders, decrees, stipulations or Laws that restrict the use of Company Intellectual Property.

(i) Except as set out in Section 3.1(26)(i) of the Discloser Letter, all Persons that have been involved in the creation or development of Company Intellectual Property purported to be owned by the Company or one of its Subsidiaries have irrevocably assigned all of their right, title and interest in and to that Intellectual Property to the Company or one of its Subsidiaries and irrevocably waived any authors' moral rights that they may have in any such Intellectual Property in favour of the Company and its Subsidiaries.

(27) No Undisclosed Liabilities. Except for obligations and liabilities (a) reflected or reserved against in the Financial Statements, (b) incurred in the Ordinary Course since the date of the Financial Statements, or (c) incurred in connection with actions taken pursuant to the terms of this Agreement, there are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed or any other facts or circumstances that, to the knowledge of the Company, would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries that is required by IFRS to be set forth in a consolidated statement of financial position of the Company, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(28) Taxes.

(j)  All Taxes due and payable by the Company and the Subsidiaries have been duly  and timely paid, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All Tax Returns required to be filed by the Company and the Subsidiaries have been duly and timely filed with all appropriate authorities and all such returns, declarations, remittances and filings are complete and accurate and no fact or facts have been omitted therefrom which would make any of them misleading, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. No examination of any Tax Return of the Company or any Subsidiaries is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Company and any Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. No material Tax refunds or credits have been claimed or received by the Company and its Subsidiaries to which they are not entitled.

(b) The Company and, as applicable, each of the Subsidiaries, have established on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable and there are no Encumbrances for Taxes on the assets of the Company or any of the Subsidiaries other than for Taxes not yet due and payable, and, to the knowledge of the Company, there are no audits, examinations, investigations or administrative or judicial proceedings concerning any Tax matters with respect to the Company or any of its Subsidiaries pending or being conducted or, to the knowledge of the Company, that have been threatened in writing. There are no Claims which have been or, to the knowledge of the Company, may be asserted relating to any Tax Returns of the Company or any of the Subsidiaries (whether federal, state, provincial, local or foreign). No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return that the Company or any of its Subsidiaries are or may be subject to Tax by such jurisdiction. Neither the Company nor any of its Subsidiaries is or has been subject to Tax in any jurisdiction other than its jurisdiction of incorporation by virtue of having a permanent establishment or other place of business or taxable presence in that jurisdiction. All Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts paid or owing to any employee, independent contractor, creditor, stockholder, non-resident or other third party have been duly and timely withheld and remitted to the appropriate taxing authority, and all applicable forms with respect thereto have been properly completed and timely filed or provided to the payee (in each case, as required by Law). The Company and its Subsidiaries have charged, collected and remitted on a timely basis all Taxes as required by Law (including under Part IX of the Excise Tax Act (Canada) and any analogous provincial legislation) on any sale, supply or deliver whatsoever made by each of the Company and its Subsidiaries. There is no outstanding waiver or extension of any statute of limitations with respect to the assessment or collection of material Taxes from the Company or any of the Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation or Tax sharing agreement or similar agreement with any Person, other than any such agreements solely between or among the Company and its Subsidiaries (excluding, in each case, any commercial agreement entered into in the Ordinary Course and not principally related to Taxes, such as a lease or credit agreement). Neither the Company nor any of its Subsidiaries (i) has been a member of any affiliated, consolidated, combined, unitary or other group for Tax purposes (other than a group of which the Company is the common parent) or (ii) has any liability for Taxes of any Person (or in connection with previously being, or ceasing to be, a member of any affiliated, consolidated, combined, unitary or other group for Tax purposes), as transferee (including for purposes of section 160 of the Tax Act), successor or otherwise.

(d) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the date hereof as a result of (i) any change in method of accounting for a taxable period (or portion thereof) ending on or before the date hereof or (ii) any action taken or transaction entered into before the date hereof. Neither the Company nor any of its Subsidiaries has received or applied for a Tax ruling from any Governmental Authority or entered into any closing agreement or other written agreement with a Governmental Authority regarding Taxes or Tax matters. The Company and each of its Subsidiaries has complied with all applicable rules regarding transfer pricing, including the execution and maintenance of documentation required to substantiate transfer pricing practices of the Company and its Subsidiaries.

(e) There are no circumstances existing which could result in the application of section 17, section 78 or sections 80 to 80.04 of the Tax Act, or any equivalent provision under Canadian provincial Law, to the Company or any of its Subsidiaries. Other than in the Ordinary Course, the Company and its Subsidiaries have not  claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of the Company or its Subsidiaries for any period ending after the Closing.

(f) The Subscription Shares will not be "taxable Canadian property" for purposes of the Tax Act at the time they are issued.

(29) Litigation.

(a) Except as disclosed in Section 3.1(29)(a) of the Disclosure Letter, there are no claims, actions, suits, arbitrations, inquiries, judgments, investigations, charges or proceedings pending, or, to the knowledge of the Company threatened, against or relating to the Company or any of its Subsidiaries, the business of the Company or of any of its Subsidiaries or affecting any of their respective current or former properties or assets by or before any Governmental Authority that, if determined adversely to the interests of the Company or any of its Subsidiaries would (i) be expected to be material to the Company or its Subsidiaries or (ii) prevent, hinder or materially delay the consummation of the Investment or the transactions contemplated hereby, nor, to the knowledge of the Company are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, suit, arbitration, inquiry, judgment, investigation, charge or proceeding.

(b) The Company or its Subsidiaries are not subject to any judgment, Order, writ, injunction, decree or award of any Governmental Authority, which, either individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole or that would be reasonably expected to prevent, hinder or materially delay the consummation of the Investment or the transactions contemplated hereby.

(30) No Brokers. Except as disclosed in Section 3.1(30) of the Disclosure Letter, no investment banker, dealer, broker, finder, financial advisor or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries or is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries in connection with the issue and sale of the Subscription Shares or any other transaction contemplated by the Transaction Agreements.

(31) Privacy and Data Protection.

(a) Each of the Company and its Subsidiaries is, and has been, conducting its business in compliance in all material respects with all Data Protection Laws.

(b) There have been no breaches, security incidents, misuse of or unauthorized access to or disclosure of, or any instances of accidental or unlawful destruction, loss or alteration of, any Personal Data in the possession or control of the Company or any of its Subsidiaries and, to the knowledge of the Company, there is no fact or matter which may give rise to the occurrence of any of the foregoing. None of the Company or any of its Subsidiaries has received any written or other notice of any claims or investigations related to alleged violations of Data Protection Laws, applicable privacy policies or Contracts with respect to Personal Data, and, to the knowledge of Company, there are no facts or circumstances which could form the basis for any such claim or investigation.

(c) True, correct and complete copies of all material correspondence between the Company or any of its Subsidiaries, on the one hand, and any Data Protection Authority, on the other hand, have been provided to the Purchaser.

(32) Anti-Spam Laws. Each of the Company and its Subsidiaries is, and has been, conducting its business in compliance with all Anti-Spam Laws, other than acts of non-compliance which individually or in the aggregate are not material.

Schedule B

Representations and Warranties and Acknowledgements of the Purchaser

(1) Incorporation and Organizational Matters. The Purchaser is a valid and subsisting company existing under the Laws of its jurisdiction of formation and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Purchaser.

(2) Corporate Authorization and Power. The Purchaser has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform under this Agreement and each of the Transaction Agreements to which it is or will eb a party and to consummate the transactions contemplated hereby and thereby.

(3) Execution and Binding Obligations.

(a) This Agreement has been duly authorized, executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to Bankruptcy Laws, and will not violate or conflict with the constating documents of the Purchaser or the terms of any restriction or Contract to which the Purchaser is subject.

(b) Each of the Transaction Agreements has been or will be duly authorized, executed and delivered by the Purchaser and such Affiliates (as applicable) that is or will be a party thereto and shall constitute a legal, valid and binding obligation of the Purchaser and each of its applicable Affiliates enforceable against such of them in accordance with its terms, subject to Bankruptcy Laws, and will not violate or conflict with the constating documents of the Purchaser and its applicable Affiliates or the terms of any restriction, agreement or undertaking to which the Purchaser or its applicable Affiliates is subject.

(4) No Bankruptcy. There has not been a Bankruptcy Event with respect to the Purchaser. The Purchaser has sufficient funds to satisfy its obligations under this Agreement.

(5) Securities Laws Matters.

(a) The Purchaser is an "accredited investor" as defined in NI 45-106.

(b) The Purchaser is an "accredited investor" as defined in Rule 501(a) of Regulation D under the U.S. Securities Act.

(c) The Purchaser is purchasing as principal or is deemed to be purchasing as principal in accordance with Securities Laws, for its own account and not as agent for the benefit of another Person.

(d) The Purchaser is not purchasing the Subscription Shares as a result of any form of "general solicitation" or "general advertising" (as such terms are defined in Regulation D under the U.S. Securities Act) including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media (including any press release of the Company) or broadcast over the Internet, radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

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(e) The Purchaser was not created or used solely to purchase or hold securities in reliance on: (i) the exemption from the prospectus requirement in Section 2.10 of NI 45-106; or (ii) the registration exemption provided by section 4(a)(2) of the U.S. Securities Act and/or Rule 506(b) of Regulation D thereunder, or any similar registration exemptions under any U.S. state Securities Laws.

(f) The Purchaser is acquiring the Subscription Shares without a view to immediate resale or distribution of any part thereof and will not resell or otherwise transfer or dispose of the Subscription Shares or any part thereof except in accordance with the provisions of Securities Laws.

(g) The Purchaser acknowledges and understands that:

(i) the Subscription Shares will be issued as "restricted securities" (as defined in Rule 144(a)(3) under the U.S. Securities Act); and

(ii) the Company may make a notation on its records or give instructions to the Company's registrar and transfer agent in order to implement the restrictions on transfer set forth and described herein.

(6) Security Ownership. The Purchaser currently holds no securities in the capital of the Company.

(7) Offering Memorandum. The Purchaser has not been provided with, has not requested, and does not need to receive an offering memorandum as defined in Securities Laws.

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